UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Underwriting Agreement

On October 13, 2022, VectivBio Holding AG (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, SVB Securities LLC and Piper Sandler & Co., as representatives of the several underwriters named therein (the “Underwriters”), relating to the issuance and sale in an underwritten offering (the “Offering”) by the Company of 16,700,000 ordinary shares of the Company, with a nominal value CHF 0.05 per share (the “Shares”), at an offering price of $7.50 per share. Gross proceeds, before deducting underwriting discounts and commissions and other offering expenses, from the Offering are expected to be $125.25 million. The Shares in the Offering were offered pursuant to a registration statement on Form F-3 (File No. 333-264653), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2022 and declared effective by the SEC on May 12, 2022, as supplemented by a prospectus supplement filed with the SEC on October 14, 2022, pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). Jefferies LLC, SVB Securities LLC and Piper Sandler & Co. acted as joint book-running managers for this Offering.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Underwriting Agreement.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated herein by reference.

The legal opinion of Homburger AG relating to the legality of the Shares issued in the Offering is filed as Exhibit 5.1 to this report on Form 6-K.

Amended Articles of Association

On October 17, 2022, in connection with the Offering, the Company amended its Articles of Association (the “Articles of Association”) to account for the Shares issued in the Offering. A copy of the Company’s amended Articles of Association is filed as Exhibit 1.2 to this report on Form 6-K. The foregoing summary of the Company’s amended Articles of Association does not purport to be complete and is subject to, and qualified in its entirety by, the amended Articles of Association, which are filed herewith as Exhibit 1.2 and incorporated herein by reference.

Pricing Press Release

On October 13, 2022, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 to this report on Form 6-K.

Closing Press Release

On October 18, 2022, the Company issued a press release announcing the closing of the Offering, a copy of which is furnished as Exhibit 99.2 to this report on Form 6-K.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s registration statements on Form S-8 (File No. 333-255524) and Form F-3 (File No. 333-264653) (including any prospectuses forming a part of such registration statements) and deems it to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

1.1	Underwriting Agreement, dated as of October 13, 2022, by and among the Company and Jefferies LLC, SVB Securities LLC and Piper Sandler & Co.

1.2	Articles of Association of the registrant, as amended.

5.1	Opinion of Homburger AG.

23.1	Consent of Homburger AG (included in Exhibit 5.1).

99.1	Press Release dated October 13, 2022, VectivBio Announces Pricing of $125 Million Underwritten Offering of Ordinary Shares.

99.2	Press Release dated October 18, 2022, VectivBio Announces Closing of $125 Million Underwritten Offering of Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

October 18, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer